Contact

www.linkedin.com/in/dorianayres (LinkedIn)
www.dyln.co (Company)

Top Skills

Leadership
Entrepreneurship
Strategic Planning

Languages

French

Dorian Ayres

CEO & Founder of DYLN®
Austin, Texas, United States

Summary

Passionate about delivering revolutionary everyday products to make healthy living more accessible.

Experience

DYLN
CEO & Founder
August 2011 - Present (13 years 5 months)
Austin, Texas, United States

It all started with a simple idea: Why purchase premium Alkaline Water when you could make your own?

Many health-conscious people were buying alkaline water in plastic bottles, improving their own health but contributing to our ever-growing plastic waste problem.

DYLN was born when we noticed a missing link in the premium water market. Creating a solution for cost-effective great-tasting alkaline water on-the-go.

Newport Apartment Group
Sales Associate
March 2009 - December 2011 (2 years 10 months)
Newport Beach, CA

Newport Apartment Group is a sophisticated, full-service real estate investment firm located in Newport Beach, California.

DRE# 01850757

Marcus & Millichap
Analyst
January 2010 - June 2010 (6 months)
Los Angeles, CA

Ayres Hotels of Southern California

Sales Manager
June 2010 - 2010 (less than a year)
Costa Mesa, CA

Found, initiated and maintained multiple corporate accounts that amounted to over 3,500 annual room nights at the Ayres Hotel and Suites in Costa Mesa.

Ayres Hotels is a collection of 20 family owned and operated, upscale boutique hotels throughout Southern California in exciting places like Los Angeles, Orange County, San Diego and the Inland Empire.

Doma Properties
Analyst
2008 - 2008 (less than a year)
Long Beach, CA

Education

University of Southern California

BA, International Relations, Global Business · (2007 - 2011)

University of Oxford

English Literature, Florentine Renaissance, European History · (2008 - 2008)

University of San Diego

Business Administration